TMX | TSX Trust

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Avalon Advanced Materials Inc. has elected to utilize notice-and-access, Stratification Level to Registered shareholders only and provide you with the following information:

Meeting Date and Time: Wednesday, February 22, 2017 at 4:30 pm ET
Meeting Location: Sheraton Centre Toronto Hotel – Waterfall Garden Room, 123 Queen Street West, Toronto, Ontario M5H 2M9

Meeting materials are available electronically at www.sedar.com and also on http://noticeinsite.tsxtrust.com/AvalonAdvancedMaterialsASM2017

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-844-559-4938 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 10, 2017.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Election of Directors
2. Appointment of Auditors
3. Approval of Unallocated Options under the Stock Option Plan

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

Avalon Advanced Materials Inc.
("Corporation")
2017

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company
200 University Avenue, Suite 300
Toronto ON M5H 4H1
Or by fax to: 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ **Annual Financial Statements with MD&A** ☐ **Interim Financial Statements with MD&A**

FIRST NAME LAST NAME

ADDRESS CITY

PROVINCE/STATE POSTAL/ZIP CODE COUNTRY

Signature of Security holder DATE (MM/DD/YYYY)